Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 21, 2007

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes		No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains the following:-

1.	Stock Exchange Announcement dated October 2, 2007 entitled ‘Transaction in Own Securities’

2.	Stock Exchange Announcement dated October 4, 2007 entitled ‘Transaction in Own Securities’

3.	Stock Exchange Announcement dated October 9, 2007 entitled ‘Transaction in Own Securities’

4.	Stock Exchange Announcement dated October 10, 2007 entitled ‘Transaction in Own Securities’

5.	Stock Exchange Announcement dated October 11, 2007 entitled ‘Transaction in Own Securities’

6.	Stock Exchange Announcement dated October 12, 2007 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

7.	Stock Exchange Announcement dated October 16, 2007 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated October 17, 2007 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated October 19, 2007 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated October 22, 2007 entitled ‘Transaction in Own Securities’

11.	Stock Exchange Announcement dated October 23, 2007 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated October 24, 2007 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated October 25, 2007 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated October 26, 2007 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated October 29, 2007 entitled ‘Transaction in Own Securities’

16.	Stock Exchange Announcement dated October 30, 2007 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated October 31, 2007 entitled ‘Transaction in Own Securities – Voting rights and capital’

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 October 2007

Number of ordinary shares transferred:	4,093,860

Highest transfer price per share:	178.6p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,170,456,159 of its ordinary shares in treasury and has 53,053,303,324 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 October 2007

Number of ordinary shares transferred:	2,719,316

Highest transfer price per share:	178.6p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,167,736,843 of its ordinary shares in treasury and has 53,056,805,168 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 October 2007

Number of ordinary shares transferred:	195,737

Highest transfer price per share:	171.1p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,167,541,106 of its ordinary shares in treasury and has 53,059,555,029 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 October 2007

Number of ordinary shares transferred:	173,560

Highest transfer price per share:	169.9p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,167,367,546 of its ordinary shares in treasury and has 53,059,743,461 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 October 2007

Number of ordinary shares transferred:	165,066

Highest transfer price per share:	169.9p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,167,202,480 of its ordinary shares in treasury and has 53,059,908,527 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 11 October 2007 by HBOS Employee Equity Solutions that on 10 October 2007 the following director and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 170.494p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	146
Paul Michael Donovan	146
Terry Dean Kramer	146
Stephen Roy Scott	146

* Denotes Director of the Company

Philip Howie
Deputy Group Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 October 2007

Number of ordinary shares transferred:	1,562,976

Highest transfer price per share:	179.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,165,639,504 of its ordinary shares in treasury and has 53,067,249,689 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 October 2007

Number of ordinary shares transferred:	1,300,498

Highest transfer price per share:	179.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,164,339,006 of its ordinary shares in treasury and has 53,069,392,536 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 October 2007

Number of ordinary shares transferred:	559,691

Highest transfer price per share:	176.3p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,163,779,315 of its ordinary shares in treasury and has 53,070,650,513 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 October 2007

Number of ordinary shares transferred:	246,731

Highest transfer price per share:	173.6p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,163,532,584 of its ordinary shares in treasury and has 53,070,935,292 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 October 2007

Number of ordinary shares transferred:	291,005

Highest transfer price per share:	175.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,163,241,579 of its ordinary shares in treasury and has 53,071,231,027 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 October 2007

Number of ordinary shares transferred:	265,900

Highest transfer price per share:	175p

Lowest transfer price per share:	164.49p

Following the above transfer, Vodafone holds 5,162,975,679 of its ordinary shares in treasury and has 53,071,770,213 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 October 2007

Number of ordinary shares transferred:	679,677

Highest transfer price per share:	179.3p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,162,296,002 of its ordinary shares in treasury and has 53,072,511,715 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 October 2007

Number of ordinary shares transferred:	1,253,079

Highest transfer price per share:	179.7p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,161,042,923 of its ordinary shares in treasury and has 53,073,925,701 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 October 2007

Number of ordinary shares transferred:	1,005,025

Highest transfer price per share:	178.2p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,160,037,898 of its ordinary shares in treasury and has 53,075,138,685 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 October 2007

Number of ordinary shares transferred:	5,099,695

Highest transfer price per share:	178.2p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,154,938,203 of its ordinary shares in treasury and has 53,082,150,147 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting rights and capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 October 2007

Number of ordinary shares transferred:	5,136,142

Highest transfer price per share:	193.6p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,149,802,061 of its ordinary shares in treasury and has 58,237,899,686 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone  has 53,088,097,625  ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 53,088,097,625. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: November 21 , 2007	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary